SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE NEW YORK, N.Y. 10017-3954
(212) 455-2000
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DIRECT DIAL NUMBER +1 (212) 455-2295		E-MAIL ADDRESS gcalheiros@stblaw.com

March 15, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom, Assistant Director
Ms. Katherine Bagley, Staff Attorney
Mr. Adam Phippen, Staff Accountant
Mr. Robyn Manuel, Staff Accountant

Confidential Submission Pursuant to Section 106(a) of the Jumpstart Our Business Startups Act/Section 6(e) of the Securities Act of 1933, as amended

Re:	Netshoes (Cayman) Limited
Amendment No. 2 to Confidential Draft Registration Statement on Form F-1
Submitted March 2, 2017
CIK No. 0001562767

Ladies and Gentlemen:

By letter dated March 8, 2017 (the “Comment Letter”), you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the draft Registration Statement on Form F-1 (the “Registration Statement”) of Netshoes (Cayman) Limited (the “Company”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, relating to the proposed offering in the United States of the Company’s common shares (the “Shares”) under the Securities Act of 1933, as amended (the “Securities Act”).

New York	Beijing	Houston	London	Los Angeles	Palo Alto	São Paulo	Seoul	Tokyo	Washington, D.C.

On behalf of the Company, we enclose herewith the Company’s responses to your comments on Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, submitted to the Commission on March 2, 2017 (the “March 2 Submission”), for confidential review by the Staff pursuant to the Jumpstart Our Business Startups Act and Section 6(e) of the Securities Act. Concurrently with the submission of this letter, the Company is publicly filing its Registration Statement on Form F-1 via EDGAR (the “Public Registration Statement”).

On behalf of the Company, we want to thank you and the other members of the Staff for your prompt review of the March 2 Submission.

In addition to the amendments made in response to the Staff’s comments, the Company has also revised the March 2 Submission to include other information and data to reflect new developments since the March 2 Submission as well as generally to update the Registration Statement. The Company respectfully brings to the Staff’s attention that it has updated the Registration Statement to reflect that no secondary offering is currently envisioned in connection with the offering of the Shares.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The Staff’s comments are retyped below in bold-face type for your ease of reference and are followed by the Company’s responses. We have included page numbers to refer to the location in the Public Registration Statement where the disclosure addressing a particular comment appears.

Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Public Registration Statement.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016

Cost of Sales and Gross Margin, page 64

1.	Please disclose the causes of the decrease in gross margin in 2016. Please also consider whether there is any trend information with respect to this change that should be discussed. Refer to Item 5 of Form 20-F.

In response to the Staff’s comment, the Company has amended the relevant disclosure on page 66 of the Public Registration Statement. The Company respectfully advises the Staff that it believes that the decrease in gross margin in 2016 does not represent a current trend given that it was mainly attributable to the challenging macroeconomic environment existing in Brazil in 2016 that ultimately drove the 3.7% decrease in the average basket size per order in Brazil in 2016. The Company believes that macroeconomic conditions in Brazil are improving and that this challenging economic environment that the country is facing will not extend beyond the end of this year.

Principal and Selling Shareholders, page 111

2.	We note your disclosure that Marcio Kumruian transferred all of his common shares in the company to CDK Net Limited. Please revise your disclosure to identify the natural person(s) who controls the shares held by CDK Net Limited.

The Company respectfully advises the Staff that on February 20, 2017, CDK Net Limited was converted into an investment condominium incorporated under the laws of the Commonwealth of the Bahamas with the name CDK Net Fund IC, and disclosure in the Public Registration Statement has been made to this effect. In response to the Staff’s comment, the Company has amended the disclosure on page 114 of the Public Registration Statement to clarify that Marcio Kumruian, is the sole beneficial owner of all participation interests in CDK Net Fund IC, which is the record holder of common shares of the Company.

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We very much appreciate the Staff’s willingness to review the Amendment No. 2 on a confidential basis. If you have any questions regarding this letter or the Public Registration Statement, please do not hesitate to contact me at +1(212) 455-2295 (work) or gcalheiros@stblaw.com (email); or S. Todd Crider at +1(212) 455-2664 (work) or tcrider@stblaw.com (email).

Very truly yours,

/s/ Grenfel S. Calheiros
Grenfel S. Calheiros

Enclosures

cc:	Marcio Kumruian, Chief Executive Officer
Leonardo Tavares Dib, Chief Financial Officer
Netshoes (Cayman) Limited
S. Todd Crider
Simpson Thacher & Bartlett LLP
Nicolas Grabar
Francesca Odell
Cleary Gottlieb Steen & Hamilton

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